

May 20, 2011

Via E-mail

Mr. Stephen J. Browand
President and Chief Executive Officer
BioNeutral Group, Inc.
211 Warren Street
Newark, New Jersey 07103

> **Re: BioNeutral Group, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed February 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2011**
> **Filed March 22, 2011**
> **File No. 333-149235**

Dear Mr. Browand:

We have reviewed your response dated April 22, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

General

1. Please confirm that you will disclose the information included in all your responses as applicable in future filings. We note that you indicate that you will do so in some of your responses.

Item 1. Business

Recent Developments, page 1

2. We note your response to comment one in our letter dated March 30, 2011. Please tell us and disclose in future filings the process for "being approved to apply to be an affinity partner," including the standards for determining who can apply and the steps required to apply.

Item 7. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 30.

3. We note your response to comment four in our letter dated March 30, 2011 indicating the use of an independent valuation specialist who used the relief from royalty valuation method to perform the impairment analysis of your finite-lived intellectual property to determine fair value as of October 31, 2011. Please provide us a copy of the independent valuation report so we can better understand your assumptions and valuation methodology. We may have further comment.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page 35

4. We note your response to comment five in our letter dated March 30, 2011. Since the convertible preferred stock, series A are issued by BioLabs, a 91 % majority owned subsidiary, it is inappropriate to present this line item separately rather than within the non-controlling interests line item on the face of the consolidated financial statements. Please revise.

Consolidated Statements of Stockholders' Equity, page 38

5. We note your response to comment six in our letter dated March 30, 2011 regarding the basis for the line items relating to "adjustment to reconcile transfer records" and "disputed shares" of 4,755,536 and 2,634,730, respectively. Your response states the matter relating to the disputed shares remains under review by management. Please revise your disclosure in Note 9 – Stockholder's Equity (and Non-Controlling Interests) to clarify the reason for these line items along with their resolution.

6. With a view to enhance transparency, tell us and disclose the reasonably possible accounting impact on your financial statements upon resolution of these reconciliation discrepancies.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 41

7. We note your response to comment seven in our letter dated March 30, 2011 regarding your accounting policy for revenue recognition. Please revise your accounting policy disclosure to include the information provided in your response in future filings. Refer to SAB Topic 13.

8. We note your response to comment eight in our letter dated March 30, 2011 stating you do not inventory products at any location since your contract manufacturer ships products ordered by you directly to the customer. Please revise to provide the substance of your disclosure in future filings.

Note 7. – Related Party Payables, page 48

9. We note your response to comment nine in our letter dated March 30, 2011 regarding the business reason for the consulting agreements dated in 2008 with two related parties, Pamani Foods LLC and Jina Partners Ltd., both of which expired in fiscal 2010. Please revise your disclosure in future filings to state the business reason for these two agreements and the services you received.

Note 13. Commitments and Contingencies

Searchhelp, Inc. Royalty Rights, page 56

10. We note your response to comment 11 in our letter dated March 30, 2011. You indicate an evaluation will be completed within 90 days as to whether you have any liability including refunding any of the cash and equity consideration you received from Searchhelp, Inc. under the 2004 agreement. However, you did not explain if Searchhelp, Inc. can terminate the agreement and request a refund of the consideration based on the terms of the agreement. Please explain. Please revise to provide more detail on the reason why you cannot estimate the liability and the current status of your evaluation. Please revise your disclosure in future filing to disclose the amount of the estimated liability, if any, or an estimated range of your liability upon the completion of your evaluation.

Item 9A. Controls and Procedures, page 58

11. We note your response to comment 12 in our letter dated March 30, 2011 and we re-issue it in part. Please tell us and disclose in future filings how you intend to correct the deficiencies in your disclosure controls and procedures and provide a timeframe for completion.

12. We note your response to comment 13 in our letter dated March 30, 2011 and we re-issue it in part. Please tell us and disclose in future filings the member of the board with financial and accounting expertise.

Form 10-Q for the Quarterly Period Ended January 31, 2011

Exhibit 31.1

13. The certification refers to *annual* report on Form 10-Q. Please insure that the correct reference is used in future certifications.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper, Staff Attorney, at (202) 551-3329 or Christopher Owings, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief